UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2017

SAFE BULKERS, INC.
(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Republic of the Marshall Islands

(Jurisdiction of incorporation or organization)

Apt. D11,
Les Acanthes
6, Avenue des Citronniers
MC98000 Monaco
(Address of principal executive office)

30-32 Avenue Karamanli
16673 Voula
Athens, Greece
(Address of representation office in Greece)

Dr. Loukas Barmparis
President
30-32 Avenue Karamanli
16673 Voula
Athens, Greece
Telephone : +30 2 111 888 400
Facsimile : +30 2 111 878 500
(Name, Address, Telephone Number and Facsimile Number of Company contact person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒           Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ____:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ____:

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐           No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ____.

EXHIBIT INDEX

99.1	Proxy Statement for the 2017 Annual Meeting of Stockholders

99.2	Proxy for the 2017 Annual Meeting of Stockholders

99.3	2016 Annual Report

99.4	Proxy Notice for the 2017 Annual Meeting of Stockholders

99.5	Proxy Voting Instructions

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 21, 2017

SAFE BULKERS, INC.,

By:	/s/ KONSTANTINOS ADAMOPOULOS
Name: Konstantinos Adamopoulos
Title: Chief Financial Officer